SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 6)

                               Delphi Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    247126105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

--------------------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

---------------------
(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on December 12, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

-----------------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

-------------------
(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on December 12, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

------------------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

-------------------
(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on December 12, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

-------------------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     CO

------------------
(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on December 12, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

--------------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     IN

-----------------
(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on December 12, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

---------------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     IN

---------------
(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on December 12, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [x](1)
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

---------------
(1) Box (a) is checked with respect to the relationship of the Reporting Persons and Appaloosa, Merrill, UBS, Pardus and GS as described in Item 4 and footnote (2) below. Box (b) is checked with respect to the relationship of the Reporting Persons and the New Additional Investors described in Item
     4. The Reporting Persons expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with the New Additional Investors.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(2)

14.  TYPE OF REPORTING PERSON*

     IN

---------------------
(2) As a result of the December 7th Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons and in Schedules 13D filed by the other investors, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares as reported in their Schedule 13D filed on December 12, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated beneficially owns 1,482,206 shares as reported in their Schedule 13D filed on September 11, 2007, UBS Securities LLC beneficially owns 4,414,861 shares as reported in their Schedule 13D filed on November 26, 2007, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 as reported in their Schedule 13D filed on November 20, 2007 and Goldman Sachs & Co beneficially owns 14,892,921 shares as reported in their Schedule 13D filed on November 19, 2007.

CUSIP No. 247126105
            ---------------------
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

This  Amendment  No. 6 (this  "Amendment")  to the  Schedule  13D (the  "Initial
Schedule 13D") initially filed on December 22, 2006 and amended on January 19, 2007 (the "Amendment No. 1"), July 10, 2007 (the "Amendment No. 2"), July 20,
2007 (the "Amendment No. 3"), November 2, 2007 (the "Amendment No. 4") and November 16, 2007 (the "Amendment No. 5") by the Reporting Persons (defined below) relates to the common stock, $0.01 par value per share (the "Shares"), of Delphi Corporation, a Delaware corporation (the "Issuer").

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D/A that does not expressly pertain to a Reporting Person.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, in the Amendment No. 1, in the Amendment No. 2, in the Amendment No. 3, in the Amendment No. 4 and in the Amendment No. 5 and unless otherwise amended hereby, all information previously filed remains in effect.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

December 7th Proposal
---------------------

On December 7, 2007, the New Proposing Investors delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer in connection with a proposed plan of reorganization for the Issuer (the "December 7th Proposal"). The December 7th Proposal contemplates that the New Proposing Investors would enter into an amendment (the "December 7th Amendment") to the New Investment Agreement, which contemplates a revised plan of reorganization for the Issuer. A copy of the December 7th Proposal is attached hereto as Exhibit 36 of the Schedule 13D/A filed by Appaloosa Management, L.P. dated December 13, 2007 (the "Appaloosa December 13 Filing").

Equity Investment
-----------------

Under the terms of the New Investment Agreement, as amended by the December 7th Amendment (the "December 7th Investment Agreement") on the terms and subject to the conditions of the December 7th Investment Agreement, the New Proposing Investors would purchase an aggregate of approximately $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Proposing Investor would purchase for $38.39 per share, each New Proposing Investor's proportionate share of 4,558,479 shares of the reorganized Issuer's new common stock (the "December 7th Direct Subscription Shares"); (ii) each Co-Investor would purchase for $42.58 per share, each Co-Investor's proportionate share of approximately $400 million of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "December 7th Series B Preferred Stock"); and (iii) ADAH would purchase for $42.20 per share, 9,478,887 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock. The number of December 7th Direct Subscription Shares and December 7th Series B Preferred Stock to be purchased by each New Proposing Investor is set forth on Schedule 2 to the December 7th Amendment.

Additionally, on the terms and subject to the conditions of the December 7th Investment Agreement, the New Proposing Investors would purchase any shares of the reorganized Issuer's new common stock that was not subscribed for pursuant to an approximately $1.575 billion rights offering that would be made available to Eligible Holders. In accordance with the December 7th Investment Agreement, the Issuer would distribute certain rights to Eligible Holders to acquire new common stock of the reorganized Issuer. The rights, which would be separately transferable, would permit Eligible Holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

Altogether, the New Proposing Investors could invest up to an aggregate of approximately $2.55 billion in the reorganized Issuer. The December 7th Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Proposing Investors of certain termination rights, all of which are more fully described in the December 7th Investment Agreement.

The New Proposing Investors are entitled to payment of certain commitment fees and would be entitled to an alternate transaction fee, in amounts, at the times and under the circumstances set forth in the December 7th Investment Agreement.

On December 6 and 7, 2007, the Bankruptcy Court held a hearing on Delphi's motion for the approval of the December 7th Investment Agreement and the related Disclosure Statement which describes the Issuer's plan of reorganization and contains certain other disclosures. On December 7, 2007, the Bankruptcy Court granted the motion to approve the December 7th Investment Agreement. On December 10, 2007, the Bankruptcy Court granted the motion to approve the Disclosure Statement and the New Proposing Investors and the Issuer executed the December 7th Amendment. Copies of the December 7th Amendment and commitment letters are attached as Exhibit 37-40 of the Appaloosa December 13 Filing.

New Waiver Letter
-----------------

On December 7, 2007, the New Proposing Investors and the Issuer entered into a letter agreement (the "December 7th Waiver Letter") setting forth the parties' understandings with regard to certain provisions of the New Investment Agreement. A copy of the December 7th Waiver Letter is attached as Exhibit 41 of the Appaloosa December 13 Filing.

Plan of Reorganization
----------------------

Attached as Exhibit B to the December 7th Amendment is the Issuer's proposed plan of reorganization (the "December 7th Plan"), which includes provisions for distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

Corporate Governance Structure
------------------------------

The term sheets for the December 7th Series B Preferred Stock and the Series A-1 Senior Convertible Preferred Stock to be issued to ADAH in connection with the December 7th Plan provide for a corporate governance structure for the reorganized Issuer. The corporate governance structure for the reorganized Issuer will be the same as that set forth previously in the description of the New Investment Agreement entered into on August 3, 2007.

Revised New Letter Investor Agreement
-------------------------------------

On December 7, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and Pardus agreed to make certain amendments to the Letter Agreement. A copy of the Letter Agreement as amended is attached as Exhibit 42 to the Appaloosa December 13 Filing. The amended Letter Agreement replaces the Letter Agreement attached as Exhibit 21 to Appaloosa's Schedule 13D/A filed July 20, 2007.

GS Letter Agreement
-------------------

On December 7, 2007, ADAH and GS entered into a letter agreement setting forth the parties' understandings with regard to certain potential future sales of shares of the reorganized Issuer purchased by GS pursuant to the December 7th Investment Agreement. A copy of the revised GS Letter Agreement is attached as
Exhibit 43 to the Appaloosa December 13 Filing and replaces the GS Letter Agreement attached as Exhibit Q to the Schedule 13D/A filed November 16, 2007.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the December 7th Investment Agreement and the amended Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the December 7th Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

This Amendment is not a solicitation for votes on the Issuer's plan of reorganization.


-------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.
-------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

On December 7, 2007, the New Proposing Investors delivered the December 7th Proposal to the Issuer, which the Issuer accepted.

On December 7, 2007, the New Proposing Investors and the Issuer entered into the December 7th Waiver Letter.

On December 7, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and Pardus entered into an amended Letter Agreement, which became effective when the December 7th Investment Agreement became effective and which supersedes the Letter Agreement.

On December 7, 2007, ADAH and GS entered into the revised GS Letter Agreement which supersedes the GS Letter Agreement.

On December 10, 2007, after approval by the Bankruptcy Court, the New Proposing Investors and Issuer entered into the December 7th Amendment and [ADAH and Appaloosa, Del-Auto and Harbinger, Pardus and Pardus DPH, and the Issuer] entered into certain commitment letters thereunder.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 5, FILED ON NOVEMBER 16, 2007.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------------
Michael D. Luce


December 13, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated December 13, 2007 relating to the Common Stock, $0.01 par value of Delphi Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------------
Michael D. Luce

December 13, 2007



SK 03773 0003 838376